SIDLEY AUSTIN llp 787 Seventh Avenue New York, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG houston LONDON	LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
Founded 1866

December 21, 2012

VIA EDGAR

Mr. John Ganley Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	Post-Effective Amendment No. 259 to the Registration Statement on Form N-1A of BlackRock FundsSM (the “Trust”) relating to BlackRock Strategic Risk Allocation Fund

Dear Mr. Ganley:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 259 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to BlackRock Strategic Risk Allocation Fund (the “Fund”), formerly known as the BlackRock Market Advantage Fund.

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become effective on December 27, 2012.

The Amendment is being filed for the purpose of completing the information required to be provided in the Registration Statement. We have reviewed the Amendment and represent that it does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Trust’s responses to the telephonic comments provided by you on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on November 28, 2012 regarding the Trust’s Post-Effective Amendment No. 240 to its Registration Statement filed with the Commission on October 12, 2012 for the purpose of registering a new series of the Trust. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

December 21, 2012

Prospectus: Fee Table

Comment 1: Please provide a completed Fee Table and Expense Example to the Staff prior to making a filing pursuant to Rule 485(b) for the Fund.

Response: A completed fee table and expense example were provided supplementally to the Staff on December 21, 2012.

Prospectus: Investment Process

Comment 2: Please explain the statement in the second paragraph under “Fund Overview – Principal Investment Strategies of the Fund,” which states that the “allocation across a range of asset classes and risk factors is expected to result in lower risk than an investment in global equity securities.” Additionally, what are macro risk factors? Are they the risk factors that are identified later in the paragraph, i.e., interest rate risk, credit risk, inflation risk, liquidity risk, business cycle risk and emerging markets risk?

Response: Macro risk factors include various economic, financial, and political risks that may influence the value and volatility of investments.  These risk factors are typically embedded within asset classes, which limits the ability to modulate a portfolio’s exposure to such risk factors through traditional asset allocation.  Through the identification of underlying macro risk factors, such as interest rate risk, credit risk, inflation risk, liquidity risk, business cycle risk and emerging markets risk, and a determination regarding the ideal allocation of Fund exposures across the different risk factors, BlackRock expects that the Fund’s portfolio will be less risky than a portfolio consisting solely of global equity securities.

Comment 3: Please explain the last statement in the second paragraph under “Fund Overview – Principal Investment Strategies of the Fund,” which states that “[a]llocations are computed not only in terms of capital but also in terms of risk in order to avoid any overconcentration in any particular risk factor and to broaden the sources of returns.”

Response: In creating the portfolio of the Fund, BlackRock will seek to allocate the Fund’s assets across different asset classes and risk factors. In determining this allocation, BlackRock will consider not only the portion of the Fund’s assets invested in a particular asset class but also the allocation weighted by the possible magnitude of future price changes. BlackRock expects that, by considering the nature and magnitude of the macroeconomic risk factors discussed in the response to Comment 2 above and the sensitivity of each asset class to the risk factors in arriving at an asset allocation, the Fund will avoid overexposure to any particular risk factor.

December 21, 2012

Prospectus: Principal Investment Strategies

Comment 4: In “Details About the Fund – How the Fund Invests – Principal Investment Strategies,” it states that the Fund may engage in short sales. Will the “Other Expenses” line item in the Fee Table include dividends paid on short sales? If so, consider including a footnote to the table explaining this.

Response: The Fund confirms that “Other Expenses” will include dividends paid on short sales; however, the Fund does not expect to have significant dividends on short sales and does not believe it needs additional disclosure regarding such dividends on short sales in the Fee Table at this time. The Fund will consider adding a separate line item (or footnote) in the future if it believes it is appropriate at that time.

Comment 5: The prospectus currently states that the Fund may invest in derivatives, including total return swaps. If the disclosure in the prospectus is silent, the Staff will assume that the Fund will use the mark to market value of derivatives, including total return swaps. In addition, the Fund should set aside an appropriate amount of assets for coverage. (See generally Release No. IC-10666, April 18, 1979). Please note that the Commission may, in the future, issue additional guidance regarding total return swaps, and such guidance may impact the coverage amount requirement and affect the Fund’s use of total return swaps and derivatives in general.

Response: As currently disclosed, the Fund intends to use derivative instruments, including total return swaps. The Fund intends to value derivatives using the fair market value, which will either be the mark to market value or the fair value determined by the Fund’s investment adviser in accordance with procedures approved by the Trust’s Board of Trustees. The Fund will maintain an appropriate amount of asset coverage and acknowledges that the Commission may, in the future, issue additional guidance regarding total return swaps, and such guidance may impact the asset coverage requirements and could adversely affect the Fund’s use of total return swaps and derivatives in general.

Comment 6: In the first paragraph under “Details About the Fund – How the Fund Invests – Principal Investment Strategies,” it states that the Fund “seeks to achieve its investment objective by investing in a broad range of global asset classes, such as equity securities, fixed and floating rate debt instruments, derivatives and other investment companies, including money market funds and exchange traded funds (“ETFs”).” Please add a reference to real estate investment trusts and commodities in this sentence, since these asset classes are discussed later on in the section.

Response: The requested change has been made.

December 21, 2012

Comment 7: With respect to the Subsidiary, please make the following representations:

a) Please represent that the adviser of the Subsidiary will have a Section 15 contract with the Subsidiary, or explain why there will not be a Section 15 contract.

b) Please represent that the board of directors of the Subsidiary will be an independent board of directors that complies with Section 10 of the 1940 Act, or, if not, please explain why the proposed composition of the board of directors of the Subsidiary is appropriate.

c) Please represent that officers and directors of the Subsidiary will sign the registration statement of the Trust with respect to the Fund.

d) Please represent that the Subsidiary has designated an agent for the service of process in the United States.

e) Please represent that the financial statements of the Subsidiary will be presented with, or consolidated with, the financial statements of the Fund.

f) Please represent that the holdings of the Subsidiary will be treated as holdings of the Fund for purposes of investment restrictions and limitations.

g) Please represent that the assets of the Subsidiary will be subject to the same custody requirements as those of the Fund (e.g., such assets will be subject to Rules 17f-5 and 17f-7).

Response:

(a) For administrative and other reasons, the Subsidiary will have an advisory contract with BlackRock, but it will not comply with Section 15 of the 1940 Act. The Fund notes that the assets of the wholly-owned Subsidiary are assets subject to the advisory agreement between BlackRock and the Trust, on behalf of the Fund.

(b) The Subsidiary will not have a board of directors that complies with Section 10 of the 1940 Act. However, as disclosed in the Registration Statement, the Subsidiary is managed pursuant to compliance policies and procedures that are the same, in all material respects, as the policies and procedures adopted by the Fund. Therefore, BlackRock, in managing the Subsidiary’s portfolio, is subject to the same investment policies and restrictions that apply to the management of the Fund, and, in particular, to the requirements relating to portfolio leverage, liquidity, brokerage, and the timing and method of the valuation of the Subsidiary’s portfolio investments and shares of the Subsidiary. The Fund’s Chief Compliance Officer oversees implementation of the Subsidiary’s policies and procedures, and makes periodic reports to the Board of Trustees of the Trust regarding the Subsidiary’s compliance with its policies and

December 21, 2012

procedures. The Fund and Subsidiary test for compliance with certain investment restrictions on a consolidated basis, except that with respect to its investments in certain securities that may involve leverage, the Subsidiary complies with asset segregation requirements to the same extent as the Fund. As a result, although the Subsidiary does not have a board of directors that complies with the 1940 Act, the Subsidiary operates subject to the oversight of the Board of Trustees of the Trust.

(c) The appropriate officers and/or directors of the Subsidiary will sign the Registration Statement on behalf of the Subsidiary.

(d) The Fund represents that the Subsidiary will designate an agent for the service of process in the United States.

(e) The Fund represents that, as noted in the Registration Statement, the financial statements of the Subsidiary will be consolidated with the Fund’s financial statements in the Fund’s Annual and Semi-Annual Reports.

(f) The Fund represents that, as noted in the Registration Statement, the assets of the Subsidiary are subject to the same investment restrictions and limitations, and follow the same compliance policies and procedures, as the Fund, except that the Subsidiary may invest without limitation in commodity-related instruments.

(g) The Fund represents that the assets of the Subsidiary will be subject to the same custody requirements as the assets of the Fund, including Rules 17f-5 and 17f-7.

Prospectus: Performance Information

Comment 8: The “Fund Overview – Performance Information” section currently states that the Fund’s benchmark index is a customized weighted index comprised of the returns of the MSCI World Hedged USD Net (60%) and the Barclays U.S. Aggregate Bond Index (40%). Pursuant to the instructions set forth in Form N-1A, the information set forth in the “Performance Information” section should show the returns of the Fund against those of an appropriate broad-based securities market index.

Response: The Fund’s benchmark index is a customized weighted index comprised of the returns of the MSCI World Hedged USD Net (60%) and the Barclays U.S. Aggregate Bond Index (40%). However, as required by Form N-1A, the Fund intends to show its returns against the returns of its benchmark index as well as against those of the underlying indexes - the MSCI World Hedged USD Net and the Barclays U.S. Aggregate Bond Index, each of which is a broad-based securities market index. To avoid confusion, the Fund has revised the “Performance

December 21, 2012

Information” section of the prospectus to remove the reference to the customized weighted index until after the Fund has completed a full calendar year of operations.

Prospectus: Prior Performance of Comparable Funds

Comment 9: As currently disclosed in the “Management of the Funds – Prior Performance of Comparable Funds” section of the prospectus, for periods prior to July 1, 2009, the UCITS Fund utilized an investment strategy that varied from that of the Fund. On or about May 1, 2009, the UCITS Fund began restructuring its portfolio in accordance with an investment objective, policies and strategies that are substantially similar in all material respects to those of the Fund. The transition was completed on July 1, 2009. The average annual total returns table should show the performance of the UCITS Fund as of July 1, 2009. Performance of the UCITS Fund prior to July 1, 2009 should not be included in the table, but may be referenced in a footnote to the table.

Response: The requested change has been made. The average annual total returns table setting out the performance of the Comparable Funds has been revised so that the performance of the UCITS Fund for periods prior to July 1, 2009 are not included in the table.

* * * * * * * * * *

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Trust’s documents.

Please do not hesitate to contact me at (212) 839-5583 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Ellen W. Harris

Ellen W. Harris

cc:	Benjamin Archibald Gregory Daddario John A. MacKinnon